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April 26, 2017

MarketWatch

Gold’s tempered climb makes gains more ‘sustainable’, says Milling-Stanley

By Myra Saefong

April 25, 2017

Gold is positive on the year, but maybe not as much as some investors expected given the abundance of economic and political uncertainty that usually feeds a rally in prices for the metal.

Year to date, gold futures GCM7, -0.94% have climbed just shy of 10%, and remain up around 1.2% month to date. But the commodity so far has failed to top a key technical barrier at $1,300 an ounce—a level last seen in early November 2016. It has been a rough week so far for gold, with prices down about 1.7% so far.

Gold’s more tempered price rise, however, is actually encouraging, and points to a more sustainable rally for gold, according to George Milling-Stanley, head of gold investment strategy at State Street Global Advisors.

Three months ago, he forecast that gold, which has long traded in the range of $1,050 to $1,350, could test the high end of that range and possibly break through it this year.

But he now offers a slightly better forecast. “By the end of the year or early next year, I believe gold could test the high end of the range of $1,350 to $1,400,” he told MarketWatch.

In a recent email interview, Milling-Stanley shared his views on what’s influenced gold the most so far this year, why it has failed to rally above $1,300 an ounce and why the metal’s more gradual price gains will benefit gold’s outlook. The following has been lightly edited for clarity:

Why are gold prices having such a difficult time reaching the $1,300 level? What would need to happen to get prices to that level and beyond?

It isn’t unusual for any financial market to spend some time breaking up through “new big figure”-type perceived barriers.

By the second quarter of 2016, gold had risen 23% from the low of December 2015 (the time of the [first] Federal Reserve rate hike). So far, gold is “only” about 11% higher on the year, which seems much more likely to be sustainable.

Gold continues to build a solid base at five times the level of the price just 16 years ago—the price was $255 in April 2001. I think that is a commendable performance, and likely to be sustainable provided gold continues to record moderate gains, rather than more rapid and ultimately unsustainable jumps.

What are some key reasons why gold prices have climbed year to date?

Gold was pushed down in November 2016 in the face of the financial markets’ euphoric initial response to the result of the U.S. presidential election, and again in December 2016 and March 2017 ahead of the second and third in the current series of interest rate increases [by the U.S. Federal Reserve]. On all three occasions, speculative short selling was a contributory factor.

February and April saw short covering rallies once the anticipated rate increases were confirmed, and that momentum generated a more fundamental upward move in prices as investors rebuilt strategic allocations to gold.

Among the key factors feeding uncertainty and safe-haven investment demand are North Korea, Syria, Russia, elections in the U. K., France and Germany, Brexit and U.S. President Donald Trump. Which is likely to have to biggest impact going forward and why?

All the factors listed are part of the general atmosphere of global uncertainty, both macroeconomic and geopolitical. All these factors are likely to continue to contribute to gold investment demand. And make no mistake, we are not just seeing safe-haven buying, we are seeing individuals and institutions moving to rebuild, or in some cases to establish for the first time, strategic allocations to gold.

Is there anything that could cause a breakdown in gold prices and in that case, how low can prices go?

I believe gold is currently in a broad uptrend from the low of $1,050 reached in December 2015, around the time of the first in the current series of interest rate increases. I expect the price to pull back from time to time, especially ahead of future rate hikes, but I would regard these as buying opportunities rather than issues of great concern.

The market seems to be recording a series of higher lows, which I find encouraging—that can often be a precursor to a series of higher highs. In December 2015, gold found support at $1,050. In December 2016, support was $75 higher at $1,125. And in March 2017, support was a fraction under $1,200, again $75 higher. An interesting pattern seems to be developing.

What are your thoughts on the dollar DXY, -0.20% ? How is it likely to perform and how will that influence gold? How does Trump factor into the dollar/gold relationship?

The dollar is being sustained at current levels mostly because the markets do not perceive the other currencies as offering serious competition as investment opportunities. I am not expecting major moves in the dollar in either direction until this market perception changes. If I am right, I am not expecting the dollar to cause much movement in the gold price.

Over the past few days, President Trump has suggested that he might prefer to see a weaker dollar, but I haven’t seen any significant market response to those comments.

Investors who are concerned about the possibility of a strengthening dollar should consider the SPDR Long Dollar Gold Trust GLDW, -1.04% which offers exposure to movements in the gold price in a basket of currencies outside of the U.S. dollar.

Do you believe gold is truly a true safe-haven investment? Have traders’ views on gold changed in that respect?

I have always believed that a safe haven investment is one that in general tends to hold its value when other asset prices are falling. On my definition, gold has demonstrated time and again that it can act as an effective safe haven. People with different definitions, and therefore different expectations, may find themselves disappointed.

What about silver? Why has it outpaced gold and do you believe it will continue to?

I believe some investors felt silver had been neglected as an investment, and that should serve to explain any short-term outperformance.

Taking a broader view, silver SIK7, -1.61% is primarily used in industrial applications: these include such areas as high-tech imaging for scientific and medical purposes, pollution control, water filtration, and bactericides. All very necessary applications, but they mean that the course of the silver price tends to be closely linked to levels of economic activity. Economic growth can also have an impact on gold prices, but the drivers of the gold price are much more varied than for silver.

With the news flow so volatile, how can gold investors best position themselves?

In my view, the prudent investor will try to establish appropriate positions ahead of time.

The available literature suggests that a strategic allocation of between 2% and 10% is appropriate for a properly balanced portfolio.

There is further research that suggests it can be appropriate to double strategic allocations in especially turbulent times, and it would not be difficult to make a convincing case that we are living in turbulent times. That implies that an appropriate strategic allocation might lie between 4% and 20%.

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